Exhibit 99.1

1500 Robert-Bourassa Blvd., 7th Floor
November 1, 2018	Montreal QC, H3A 3S8
www.computershare.com

To: NASDAQ

Subject: DHX Media Ltd.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General and Special Meeting
Record Date for Notice of Meeting :	November 13, 2018
Record Date for Voting (if applicable) :	November 13, 2018
Beneficial Ownership Determination Date :	November 13, 2018
Meeting Date :	December 18, 2018
Meeting Location (if available) :	Toronto, Ontario
Issuer sending proxy related materials directly to NOBO:	Yes
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON AND VARIABLE VOTING	252406152	CA2524061520

Sincerely,

Computershare
Agent for DHX Media Ltd.